UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE SANDS REGENT

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of Class of Securities)

800091100 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DEBORAH LUNDGREN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 962,136 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 962,136 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.87%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 543,898 shares of common stock are held by by The Deborah R. Lundgren 1986 Trust, 28,175 shares of common stock are held by The Gregory Kent Lundgren Trust dated March 29, 1993, 28,175 shares of common stock are held by The Katherene R. Lundgren Trust dated March 29, 1993, 27,931 shares of common stock are held by The Pete Claudianos Jr. Trust dated December 1, 1988 FBO Gregory K. Lundgren, 6,083 shares of common stock are held by The Katherene Johnson Latham Trust dated December 1, 1988 FBO Gregory K. Lundgren, 27,931 shares of common stock are held by The Pete Cladianos Jr. Trust dated December 22, 1986 FBO Katherene R. Lundgren, 6,083 shares of common stock are held by The Katherene Johnson Latham Trust dated December 22, 1986 FBO Katherene R. Lundgren, 293,858 shares of common stock are held by The Deborah R. Lundgren Family Trust dated May 25, 1999 and 2 shares of common stock are held by The Katherene Renee Lundgren Uniform Transfer to Minors Act of Nevada. The Reporting Person is the sole trustee of each of the trusts listed above.

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Item 1.	(a)	Name of Issuer: SANDS REGENT

	(b)	Address of Issuer’s Principal Executive Offices: 345 NORTH ARLINGTON AVENUE RENO, NEVADA 89501

Item 2.	(a)	Name of Person Filing: DEBORAH LUNDGREN

	(b)	Address of Principal Business Office: 345 NORTH ARLINGTON AVENUE RENO, NEVADA 89501

	(c)	Citizenship: UNITED STATES

	(d)	Title of Class of Securities: COMMON STOCK

	(e)	CUSIP Number: 800091100

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

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Item 4.	Ownership.

(a) Amount beneficially owned: 962,136(1)

(b) Percent of class: 13.87%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 962,136(1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 962,136(1)

(iv) Shared power to dispose or to direct the disposition: 0

The shares covered by this Schedule 13G consist of 543,898 shares of common stock held by by The Deborah R. Lundgren 1986 Trust, 28,175 shares of common stock held by The Gregory Kent Lundgren Trust dated March 29, 1993, 28,175 shares of common stock held by The Katherene R. Lundgren Trust dated March 29, 1993, 27,931 shares of common stock are held by The Pete Claudianos Jr. Trust dated December 1, 1988 FBO Gregory K. Lundgren, 6,083 shares of common stock held by The Katherene Johnson Latham Trust dated December 1, 1988 FBO Gregory K. Lundgren, 27,931 shares of common stock held by The Pete Cladianos Jr. Trust dated December 22, 1986 FBO Katherene R. Lundgren, 6,083 shares of common stock held by The Katherene Johnson Latham Trust dated December 22, 1986 FBO Katherene R. Lundgren, 293,858 shares of common stock held by The Deborah R. Lundgren Family Trust dated May 25, 1999 and 2 shares of common stock held by The Katherene Renee Lundgren Uniform Transfer to Minors Act of Nevada. Deborah Lundgren is the sole trustee of each of the trusts listed above and possesses all authority to vote and dispose of all these shares.

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	/s/ DEBORAH LUNDGREN
DEBORAH LUNDGREN

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